09058511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave K Stewart **612-678-4769**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Enterprise Investment Services, Inc.

We have audited the accompanying consolidated statement of financial condition of American Enterprise Investment Services, Inc. (the Company) as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of American Enterprise Investment Services, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

February 25, 2009

Ernst & Young LLP

0902-1032291

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 3,358
Cash and investments segregated under federal and other regulations	1,355,012
Receivables:	
Customers	321,967
Brokers, dealers and clearing organizations	3,717
Affiliates	3,760
Other (net of allowance of $10,809)	41,469
Securities borrowed	194,527
Accrued interest and dividends receivable	2,312
Furniture, equipment, capitalized software and leasehold improvements (net of accumulated depreciation and amortization of $8,170)	5,481
Deposits with clearing organizations	3,934
Securities owned, at fair value	1,589
Other assets	19,292
Total assets	$ 1,956,418
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 1,394,598
Brokers, dealers and clearing organizations	11,733
Affiliates	98,816
Bank overdrafts	110,384
Other	3,683
Securities loaned	196,961
Accrued interest and dividends payable	2,923
Accrued expenses	4,802
Securities sold, not yet purchased, at fair value	433
Total liabilities	1,824,333
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, issued and outstanding shares - 100	-
Additional paid-in capital	88,135
Retained earnings	43,950
Total stockholder's equity	132,085
Total liabilities and stockholder's equity	$ 1,956,418

See accompanying Notes to Financial Statements

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2008
(In thousands)

1. Organization, Summary of Significant Accounting Policies, and Recent Accounting Pronouncements

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company also executes trades for the RiverSource Funds and other affiliates. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of Financial Statement Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Collateralized Financing Agreements and Securities Borrowed and Loaned

Securities purchased under agreements to resell (resale agreements), which are included in cash and investments segregated under federal and other regulations, are recorded at the amount at which the securities will be subsequently resold. These financial instruments are collateralized by U.S. government-backed securities. The Company purchased certain securities under agreements to resell; however, based on the nature of the resale agreements, an independent third party takes possession of the securities on behalf of the Company. The Company's agreements with third parties specify the Company's right to request additional collateral if the fair value of the underlying security, including accrued interest, decreases in comparison to the related receivable. Collateral is valued daily, and additional collateral is obtained from counterparties when necessary.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on resale contract amounts and is included in accrued interest and dividends receivable on the statement of financial condition.

(In thousands)

1. Organization, Summary of Significant Accounting Policies, and Recent Accounting Pronouncements (continued)

Fixed Assets

Furniture, equipment, capitalized software and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of three to ten years.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid or readily marketable investments with original maturities of 90 days or less.

Deposits with Clearing Organizations

Deposits with clearing organizations are carried at cost which approximates fair value.

Income Taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

2. Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 that require retrospective application. Any retrospective applications will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's statement of financial condition.

In accordance with FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS 157 until January 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financials statements on a recurring basis. In January 2008, the FASB published for comment Proposed FSP FAS 157-c "Measuring Liabilities under FASB Statement No. 157" ("FSP 157-c"). FSP 157-c would amend SFAS 157 to clarify the accounting principles on the fair value measurement of liabilities. The Company is monitoring the impact that this proposed FSP could have on its statement of financial condition.

(In thousands)

2. Recent Accounting Pronouncements (continued)

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 "Fair Value Measurements" ("SFAS 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's statement of financial condition.

3. Cash and Investments Segregated Under Federal and Other Regulations

Cash and investments segregated under federal and other regulations, primarily resale agreements, of $1,355,012 have been segregated in the special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. Resale agreements, which are with two national bank counterparties, are accounted for as collateralized financing transactions and are recorded at the contractual amounts, which approximate fair value. The collateral consists of U.S. government-backed securities allowed under Rule 15c3-3.

4. Fair Values of Assets and Liabilities

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

Under SFAS 157, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

4. Fair Values of Assets and Liabilities (continued)

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach, when applicable, uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value ("NAV") at the measurement date and classified as Level 1.

Securities owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include U.S. Treasuries and seed money in funds traded in active markets. Level 2 securities include agency mortgage-backed securities; and certain non-agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities, and seed money and other investments in certain hedge funds.

Liabilities

Securities sold, not yet purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include U.S. Treasuries and seed money in funds traded in active markets. Level 2 securities include agency mortgage-backed securities; and certain non-agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities, and seed money and other investments in certain hedge funds.

4. Fair Values of Assets and Liabilities (continued)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Securities owned	$ 1,492	$ 97	$ —	$ 1,589
Other assets	—	18,121	—	18,121
Total assets at fair value	1,492	18,218	—	19,710
Liabilities				
Securities sold, not yet purchased	$ (378)	$ (55)	$ —	$ (433)
Total liabilities at fair value	$ (378)	$ (55)	$ —	$ (433)

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

5. Related-Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes the execution and clearing of trades for accounts introduced by AFSI and other affiliates.

The Company maintains a revolving line of credit with the Parent of up to $750 million. At December 31, 2008, the Company had drawn $90 million on this line of credit, which is reflected in payable to affiliates in the statement of financial condition. This line of credit bears an interest rate of .42%.

The Company provides banking services to clients through a partnership with an affiliate, Ameriprise Bank, FSB (Ameriprise Bank). Banking services include checking, debit card, savings and similar deposit products.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

(In thousands)

5. Related-Party Transactions (continued)

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards). Employees are eligible to receive incentive awards including stock options, restricted stock awards, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Restricted stock awards are paid by the Company to the Parent when granted creating a prepaid expense asset. The prepaid expense asset is amortized as the awards vest.

6. Customer Receivables and Payables

Customer receivables include amounts due in cash and margin transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2008, less than 6% of receivables from customers are unsecured. The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected in the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of trades or contracts.

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2008, are as follows:

Receivables:	
Securities failed to deliver	$ 1,568
Funds due from clearing organizations and other financial institutions	2,149
	$ 3,717
Payables:	
Securities failed to receive	$ 4,693
Funds due to other financial institutions	7,040
	$ 11,733

Broker receivables and payables arise primarily from securities transactions executed by the Company for its customers. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers.

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continued)

Broker payables represent amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2008, approximates the amounts owed.

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

8. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2008, securities owned by the Company and securities sold, not yet purchased by the Company were $1,589 and $433, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Securities owned and securities sold, not yet purchased are the result of temporary holdings based on adjustments made for client trading. Most holdings are equity and mutual fund positions.

9. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include cash equivalents and securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations; securities purchased under agreements to resell; securities borrowed; securities loaned; deposits with clearing organizations; and amount receivable from and payable to affiliates and customers. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

(In thousands)

9. Financial Instruments (continued)

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into resale agreements and securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to pledge or resell the securities to others. At December 31, 2008, the Company obtained securities with a fair value of approximately $423,501 on such terms, for which $242,222 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

10. Net Capital Provisions

As a registered broker/dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2008, the Company's net capital was $73,809, or 39%, of aggregate debit balances, and $69,995 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

11. Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that it can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on related contributions using apportionment factors.

The Company had a payable to the Parent for federal income taxes of $708 as of December 31, 2008.

(In thousands)

11. Income Taxes (continued)

As of December 31, 2008, the Company held net deferred tax assets of $56. The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for unrecognized tax benefits as of December 31, 2008.

12. Commitments and Contingencies

From time to time in the normal course of business, the Company is named as a defendant in lawsuits, arbitration and administrative claims. There are currently no matters that management believes could have a material adverse impact on the financial condition of the Company. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

In September 2008, the Parent commenced a lawsuit captioned Ameriprise Financial Services, Inc. and Securities America, Inc. v. The Reserve Fund et al. in the District Court for the District of Minnesota. The suit alleges that the management of the Reserve Fund made selective disclosures to certain institutional investors in violation of the federal securities laws and in breach of their fiduciary duty in connection with the Reserve Primary Fund's lowering its NAV to $.97 on September 16, 2008. The Parent and its affiliates had invested $228 million of its own assets and $3.4 billion of client assets in the Reserve Primary Fund. To date, approximately $0.85 per dollar NAV has been paid to investors by the Reserve Primary Fund. Included in Other Assets is the Company's investment in Reserve Primary Fund of $18,121, which is net of a $3,000 market value adjustment, and included in Receivables - Other is a $10,722 receivable from The Reserve Fund for past due marketing support payments, against which there is a $10,722 allowance.

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STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
December 31, 2008
with Report of Independent Registered Public Accounting Firm